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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

COMPUMED, INC.
(Name of Issuer)
COMMON STOCK, $0.01 par value
(Title of Class of Securities)
204914402
(CUSIP Number)
Ken Watt
124 E. 4th Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 14, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	204914402

1	NAMES OF REPORTING PERSONS: Boston Avenue Capital, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Oklahoma

	7	SOLE VOTING POWER:

NUMBER OF		12,564,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,564,000

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,564,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

33.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

CUSIP No.	204914402

1	NAMES OF REPORTING PERSONS: Yorktown Avenue Capital, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Oklahoma

	7	SOLE VOTING POWER:

NUMBER OF		12,564,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,564,000

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,564,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

33.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

CUSIP No.	204914402

1	NAMES OF REPORTING PERSONS: Value Fund Advisors, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Oklahoma

	7	SOLE VOTING POWER:

NUMBER OF		12,564,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,564,000

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,564,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

33.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

CUSIP No.	204914402

1	NAMES OF REPORTING PERSONS: Charles M. Gillman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		12,564,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,564,000

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,564,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

33.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP NO. 204914402	SCHEDULE 13D
Item 1. Security and Issuer
This Schedule 13D relates to shares of Common Stock, $0.01 par value (the “Common Stock”) of CompuMed, Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 5777 West Century Boulevard, Suite 1285, Los Angeles, California.
Item 2. Identity and Background
This Schedule 13D is being filed by Boston Avenue Capital, LLC (“Boston”), Yorktown Avenue Capital, LLC (“Yorktown”), Value Fund Advisors, LLC (“VFA”), as manager of Boston and Yorktown, and Charles M. Gillman (“Gillman”), as manager and member of VFA.
Boston and Yorktown are Oklahoma limited liability companies whose principal business is business investment. VFA is an Oklahoma limited liability company whose principal business is investment management. Gillman, a U.S. citizen, is in the business of managing various investment entities.
The principal business office address of Boston, Yorktown, VFA and Gillman is 415 South Boston, 9th Floor, Tulsa, Oklahoma 74103.
None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The source of funds for the purchases of securities was the working capital of Boston and Yorktown. The total consideration paid by Boston pursuant to the transaction indicated in Item 4 below was $2,000,000. The total consideration paid by Yorktown for all purchases was $19,084.50, including commissions and fees.
Item 4. Purpose of Transaction
Pursuant to the terms of a Securities Purchase Agreement (“Agreement”), dated as of March 12, 2007, between Boston and Issuer, Boston acquired 4,167 Units in a private placement transaction (the “Boston Transaction”). Each Unit consists of 1 share of unregistered Class D 2% Convertible Preferred Stock (“Preferred Stock”) as well as 1,000 unregistered Common Stock Purchase Warrants (“Warrants”). Each share of Preferred Stock is convertible at any time into 2,000 shares of Common Stock with all of the Preferred Stock convertible into a total of 8,334,000 shares of Common Stock. The Warrants are exercisable at any time to purchase shares of Common Stock with all of the exercised Warrants equaling a total of 4,166,500 shares of Common Stock.

CUSIP NO. 204914402	SCHEDULE 13D
The purpose of the Boston Transaction is for investment, and the acquisition of the Units was made in the ordinary course of business and was not made for the purpose of acquiring control of the Issuer.
Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Preferred Stock, the Warrants or the underlying Common Stock, as the case may be, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Preferred Stock, Warrants or Common Stock or dispose of any or all of its Preferred Stock, Warrants or Common Stock depending upon an ongoing evaluation of the investment in the Preferred Stock, the Warrants and/or the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.
Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Preferred Stock, Warrants or Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.
Under the terms of the Agreement, Boston has the option to designate 3 non-voting observers to attend meetings of the Board of Directors of the Issuer for as long as the Boston owns any shares of the Preferred Stock, not to exceed 5 years from March 12, 2007. Additionally, 6 months following March 14, 2007, Boston may nominate one of the observers to become a member of the Board of Directors of the Issuer to serve a term of 2 years, after which time such member may be reelected by the shareholders of the Issuer in the same manner as any other director.
Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
(a), (b) According to the Issuer, there were 24,638,341 shares of Common Stock outstanding as of the date of the Agreement. As of the date of the original filing of this Schedule 13D, Yorktown directly owned 63,500 shares of Common Stock and Boston directly owned 12,500,500 shares of Common Stock through its ownership of Preferred Stock and Warrants which are convertible into Common Stock within 60 days of the date of filing. Such shares represent 33.8% of the Issuer’s outstanding shares of Common Stock (inclusive of the 12,500,500 shares underlying the Preferred Stock and Warrants) in accordance with Rule 13d-3(d)(1)(i)(D).

CUSIP NO. 204914402	SCHEDULE 13D
Although VFA and Gillman are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Boston and Yorktown.
(c) During the last 60 days, the Reporting Persons did not purchase any shares of Common Stock in the open market.
(d) and (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Please see the discussion relating to the Agreement about board observers and the nomination of a board member in Item 4. Furthermore under the Agreement, for a period of 36 months from the closing date of the subject acquisition (March 14, 2007), Boston has the right of first refusal to participate in any private offering of the securities of the Issuer, including subscription rights, on the same terms as offered to other potential investors, and purchase securities up to an offering price of $5,000,000. Furthermore, as part of the Boston Transaction, the Issuer issued a finder’s fee, Common Stock Purchase Warrants to purchase 500,000 shares of Common Stock and also paid the finder a cash commission for serving as the agent for the private placement.
Other than the foregoing described Agreement, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
Exhibit A Joint Filing Undertaking.
The Agreement was filed as Exhibit 10.1 to Form 8-K, which was filed by the Issuer on March 16, 2007.

CUSIP NO. 204914402	SCHEDULE 13D
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: March 28, 2007

BOSTON AVENUE CAPITAL, LLC

/s/ Charles M. Gillman
By: Charles M. Gillman, Manager

YORKTOWN AVENUE CAPITAL, LLC

/s/ Charles M. Gillman
By: Charles M. Gillman, Manager

VALUE FUND ADVISORS, LLC

/s/ Charles M. Gillman
By: Charles M. Gillman, Manager

/s/ Charles M. Gillman
Charles M. Gillman